Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-155535 Dated October 4, 2011

7yr ETF Efficiente Contingent Annual Income Note

North America Structured Investments

OVERVIEW

JPMorgan ETF Efficiente 5 Index (the “Index”) is a cross-asset strategy that aims to maximize returns per unit of risk by using portfolio optimization technology. The strategy uses the concept of the efficient frontier to select the optimum portfolio from a universe of 12 exchange-traded funds and a cash index, and aims to maximize returns while keeping the realized volatility at or below 5%. The strategy rebalances monthly and is non-discretionary. The Index levels incorporate an adjustment factor of 0.50% per annum which is deducted daily.

The notes offer an annual interest payment equal to the greater of [1.25%-1.50%] per annum or the annualized performance of the Index. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

May be appropriate for investors requiring asset and geographical diversification, and full return of principal at maturity.

Summary of Terms

Issuer:	JPMorgan Chase & Co.
Par:	$1,000
Underlying:	JPMorgan ETF Efficiente 5 Index
Underlying Ticker:	EEJPUS5E
Interest Rate:	Cumulative Index Return x Index Factor, subject to Minimum Interest Rate
Cumulative Index Return:	On each Interest Determination Date, (Ending Index Level – Initial Index Level) / Initial Index Level
Index Factor:	1/n, where “n” is equal to the number of Interest Determination Dates that have occurred to date, including the current Interest Determination Date.
Minimum Interest Rate:	[1.25%-1.50%]* per annum
Ending Index Level:	The Index Closing Level on an Interest Determination Date.
Interest Determination Dates:	Annual
Pricing Date:	October 14, 2011
Maturity Date:	October 22, 2018**
CUSIP:	48125X4J2

Return Profile

The Interest Rate for each annual Interest Payment Date will be a percentage equal to the Cumulative Index Return multiplied by the Index Factor, provided that the Interest Rate will not be less than the Minimum Interest Rate.

You are entitled to repayment in full of your principal investment at maturity, even if the strategy declines, subject to the credit risk of JPMorgan Chase & Co.

Hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the chart above.

Hypothetical Interest Payments***

	Interest Rate for certain Interest Payment Dates
Cumulative Index Return	First Year	Fourth Year	Seventh Year
70.00%	70.00%	17.50%	10.00%
50.00%	50.00%	12.50%	7.14%
30.00%	30.00%	7.50%	4.29%
15.00%	15.00%	3.75%	2.14%
10.00%	10.00%	2.50%	1.42%
5.00%	5.00%	1.25%	1.25%
0.00%	1.25%	1.25%	1.25%
-10.00%	1.25%	1.25%	1.25%
-20.00%	1.25%	1.25%	1.25%
-70.00%	1.25%	1.25%	1.25%

*To be determined on the Pricing Date, but not less than 1.25%

**Subject to postponement as described in the accompanying product supplement

***The hypothetical interest payments set forth above (with a minimum return of 1.25% p.a.) are illustrative and may not be the actual interest payments on the notes. These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower

J.P. Morgan Structured Investments | 800 576 3529 | JPM_Structured_Investments@jpmorgan.com

7yr ETF Efficiente Contingent Annual Income Note

North America Structured Investments

Selected Benefits

• The notes offer full return of principal at maturity, subject to the credit risk of JPMorgan Chase & Co.

• Annual interest payments at a rate no less than 1.25% per annum.

• Minimum denominations of $1,000 and integral multiples in excess thereof

• The strategy dynamically allocates among the following 12 ETFs (the “ETF Constituents”) and cash index:

SPDR® S&P 500® ETF Trust (SPY)	iShares® Emerging Markets Bond Fund (EMB)	SPDR® Gold Trust (GLG)	iShares® Barclays 20+ Year Treasury Bond Fund (TLT)	iShares® MSCI Emerging Markets Index Fund (EEM)
iShares® Russell 2000 Index Fund (IWM)	iShares® Dow Jones Real Estate Index Fund (IYR)	iShares® Barclays TIPS Bond Fund (TIP)	iShares® iBOXX $ Investment Grade Corporate Bond Fund (LQD)
iShares® MSCI EAFE Index Fund (EFA)	iShares® S&P GSCI™ Commodity-Indexed Trust (GSG)	JPMorgan Cash Index USD 3 Month (JPCAUS3M)	iShares® iBOXX $ High Yield Corporate Bond Fund (HYG)

Selected Risks

• For each determination date, if the Cumulative Index Return is negative or less than the Minimum Interest Rate, your interest payment will equal [1.25%-1.50%] for that period. No guaranteed Interest Payment above the Minimum Interest Rate.

• Payment on the notes at maturity is subject to the our credit risk. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of JPMorgan Chase & Co.’s creditworthiness.

• Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.

• You aggregate interest payments may yield a lower return than the strategy performance over the term of the notes.

• The Index Factor negatively impacts the Interest Rate over time, which can result in lower interest payments for increases in the strategy later in the term of the notes.

• The strategy may not be successful. It may not outperform an alternative strategy related to the ETF Constituents. Changes in the value of strategy constituents may offset each other.

• The strategy is subject to emerging markets risk, fixed income risks, currency exchange risk, real estate risk, small capitalization stock risk and the uncertain legal and regulatory regimes which govern commodities future contracts.

• Your Interest Payments may be reduced upon the occurrence of a commodity hedging disruption event.

• Lack of liquidity: JPMorgan Securities, LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.

• Our affiliate, JPMSL, is the index calculation agent and may adjust the strategy in a way that affects its level.

• Potential Conflicts: we and our affiliates play a variety of roles in connection with the notes, including acting as a calculation agent and hedging our obligations under the notes.

• Many economic and market factors, such as index volatility, time to maturity, interest rates and creditworthiness of the Issuer, will impact the value of the notes prior to maturity.

• The tax consequences of the notes maybe uncertain.

• The risks identified above are not exhaustive. Please see “Risk Factors” in the applicable product supplement and “Selected Risk Considerations” in the applicable term sheet for additional information.

Disclaimer

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus an the prospectus supplement as well as any product supplement and term sheet if you so request by calling toll free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC. is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Additional information about the symbols depicted in each cube in the top right-hand corner of this fact sheet can be accessed via the hyperlink to one of our filings with the SEC: http://www.sec.gov/Archives/edgar/data/19617/000095010309000965/symbol_guide.pdf

J.P. Morgan Structured Investments | 800 576 3529 | JPM_Structured_Investments@jpmorgan.com